
August 7, 2023

Jack K. Heilbron
Chief Executive Officer
Murphy Canyon Acquisition Corp.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

> **Re: Murphy Canyon Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 28, 2023**
> **File No. 333-271903**

Dear Jack K. Heilbron:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2023 letter.

Amendment No. 2 to Form S-4 filed July 28, 2023

Business of Conduit Pharmaceuticals Limited
Our Initial Pipeline: AZD1656 and AZD5904, page 150

1. We note your response to our prior comment 8 and the table now included on page 150, notably the last column of the table. Please revise your disclosure to explain how the listed candidates may reach commercialization "following completion of Phase II" rather than following the successful completion of Phase III clinical trials.

You may contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Avital Perlman, Esq.